

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 18, 2007

Mr. Sterling H. McDonald
Chief Financial Officer
Evolution Petroleum Corporation
820 Gessner, Suite 1340
Houston, TX 77024

  Re: **Evolution Petroleum Corporation**
     Form 10-KSB for the fiscal year ended June 30, 2006
     Filed September 27, 2006
     File No. 1-32942

Dear Mr. McDonald:

  We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Karl Hiller
        Branch Chief